UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. )*

Orgenesis Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share (the “Common Stock”)
(Title of Class of Securities)

68619K204
(CUSIP Number)

January 10, 2023
(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐      Rule 13d-1(b)
☒      Rule 13d-1(c)
☐      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68619K204	13G	Page 2 of 8 Pages

1.	NAME OF REPORTING PERSON NewTech Investment Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,623,376 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0%[1]
12.	TYPE OF REPORTING PERSON OO

[1]	The percentages reported in this Schedule 13G are based upon 27,169,131 shares of Common Stock outstanding (comprising (i) 25,545,755 shares of Common Stock outstanding as of November 10, 2022 (according to the issuer’s Current Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2022) and (ii) 1,623,376 shares issuable upon the conversion of certain loans held by the Reporting Persons). All of the other numbers and percentages reported in this Schedule 13G are as of 9:00 a.m. (ET) on the date of filing.

CUSIP No. 68619K204	13G	Page 3 of 8 Pages

1.	NAME OF REPORTING PERSON Guy Hoffman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,623,376 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0%
12.	TYPE OF REPORTING PERSON IN; HC

CUSIP No. 68619K204	13G	Page 4 of 8 Pages

Item 1(a)	Name of Issuer

Orgenesis Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices 20271 Goldenrod Lane, Germantown, MD 20876

Item 2(a)	Name of Person Filing
This Schedule 13G is being jointly filed by NewTech Investment Holdings, LLC (“NewTech”) and Guy Hoffman (“Hoffman” and, together with NewTech, the “Reporting Persons”) with respect to shares of common stock of the Issuer owned by NewTech.

Hoffman is the Managing Member of NewTech.

The filing of this statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the statement other than the securities actually owned by such person (if any).

Item 2(b)	Address of Principal Business Office The address of the principal business office of each of the Reporting Persons is 3642 Underwood Street, Houston, Texas 77025.

Item 2(c)	Citizenship NewTech is organized as a limited liability company under the laws of the State of Delaware. Hoffman is a U.S. citizen.

Item 2(d)	Title of Class of Securities Common Stock, $0.0001 par value per share

Item 2(e)	CUSIP Number 68619K204

CUSIP No. 68619K204	13G	Page 5 of 8 Pages

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____________.

CUSIP No. 68619K204	13G	Page 6 of 8 Pages

Item 4	Ownership

A.	NewTech Investment Holdings, LLC

(a)	NewTech may be deemed to beneficially own 1,623,376 shares of Common Stock.

(b)	The number of shares NewTech may be deemed to beneficially own constitutes approximately 6.0% of the Common Stock outstanding.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 1,623,376

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 1,623,376

B.	Guy Hoffman

(a)	Hoffman may be deemed to beneficially own 1,623,376 shares of Common Stock.

(b)	The number of shares Hoffman may be deemed to beneficially own constitutes approximately 6.0% of the Common Stock outstanding.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 1,623,376

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 1,623,376

Item 5	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

See Item 2 above

Item 8	Identification and Classification of Members of the Group

Not Applicable

CUSIP No. 68619K204	13G	Page 7 of 8 Pages

Item 9	Notice of Dissolution of Group

Not Applicable

Item 10	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 68619K204	13G	Page 8 of 8 Pages

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 19th day of January, 2023.

NewTech Investment Holdings, LLC		guy hoffman

By:	/s/ Guy Hoffman	/s/ Guy Hoffman
	Guy Hoffman, Managing Member	Guy Hoffman